February 6, 2009

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Mr. John Cannarella

Ladies and Gentlemen:

Re:	Alexco Resources Corp.
Form 40-F for the Fiscal Year Ended June 30, 2008
Filed September 29, 2008
File No. 001-33621

Alexco Resource Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the January 29, 2009 letter regarding the above-referenced Annual Report on Form 40-F, as filed with the Securities and Exchange Commission (“SEC”) on September 29, 2008 (File No. 001-33621) (the “Form 40-F”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in our filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Head Office	T. 604 633 4888

F. 604 633 4887
Alexco Resource Corp.
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

General

Staff Comment No. 1.

We note your statement that your disclosure controls and procedures were adequately designed and effective. Further, we note your statements regarding disclosure controls and procedures, found primarily in the second paragraph of the Changes in Internal Controls Over Financial Reporting section, including,

  “…no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objective of the control system are met;”
  “[b]ecause of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected;” and
  “…there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or degree of compliance with the policies or procedures may deteriorate”

Please revise your disclosure regarding your disclosure controls and procedures to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at:

http://www.sec.gov/rules/final/33-8238.htm.

Company Response:

The Company has revised its disclosure in its Amended Annual Report of Form 40-F/A, filed herewith (the “Amended 40-F”), to state clearly that its management has designed disclosure controls and procedures to provide reasonable assurance of achieving their objectives and that our principal executive and our principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We have also clarified our disclosure relating to internal control over financial reporting to clarify that such controls are reasonably effective.

Staff Comment No. 2.

We note your statement that the Consent of Janice Fingler, M.Sc., P. Geo., was “to be filed on [an] amended Form 40-F upon receipt.” Please tell us when you expect to receive the consent of Ms. Fingler and when you intend to file the Form 40-F.

Company Response:

The Company has filed the Consent of Janice Fingler, M.Sc., P. Geo. with the Amended 40-F.

Staff Comment No. 3.

We note your disclosure that the subsidiary agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% agreed scheduled rates, and this plan is currently ongoing. It appears that you transacted this agreement in tandem with your purchase of United Keno Hill Mines Limited and UKH Minerals Limited. As such, please clarify whether this is an unfavorable contract that represents a liability as contemplated by paragraph 37(k) of SFAS 141 under US GAAP.

Company Response:

Please note that the Company’s ERDC did not actually purchase United Keno Hill Mines Limited or UKH Minerals Limited, but only acquired certain assets from the Receiver-Manager of those companies which did not constitute a business of any kind. Contemporaneously, ERDC entered into the subsidiary agreement with the Yukon and Federal Canadian Governments. The subsidiary agreement effectively provided for ERDC’s retention by Government as contractor to carry out interim environmental care & maintenance, closure/remediation planning, and ultimately the actual closure/remediation work.

While the asset acquisition transaction was not a business purchase, we nonetheless did give consideration to the spirit of the provisions of SFAS 141, particularly in considering whether the subsidiary agreement constituted an unfavorable contract representing a liability in light of ERDC’s work performance obligations and the agreed fee amounts. We determined at the time that it was not an unfavorable contract, however, as it was estimated the agreed fee amounts would be sufficient to result in a profit on the contract, and at least break-even, over the expected term required to complete the work performance obligations.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its Registration Statement of Form S-1;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-631-4134.

Sincerely,

ALEXCO RESOURCE CORP.

David E. Whittle
(Signed)

Per:	David E. Whittle
Chief Financial Officer